July 28, 2014

Larry L. Greene, Esq.
Senior Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:	Pathway Energy Infrastructure Fund, Inc.
File Numbers 333-186877 and 811-22807

Dear Mr. Greene:

On behalf of Pathway Energy Infrastructure Fund, Inc. (the “Fund”), set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund in a telephone call on April 11, 2014, regarding the Fund’s Registration Statement on Form N-2 (File Nos. 333-186877 and 811-22807) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”).  The Staff’s comments are set forth below in italics and are followed by the Fund’s responses.  Changes to the Registration Statement discussed below are reflected in Pre-Effective Amendment No. 5 to the Registration Statement (“Amendment No. 5”), filed concurrently herewith.  The Fund is targeting a September 2, 2014 effective date and appreciates any assistance that the Staff can provide in regards to this timing objective.

General Accounting Comments

1.           We note that the financial statements contained in the Fund’s Registration Statement are over 245 days old.  Therefore, the Fund needs to update its Registration Statement with new unaudited financial statements.

Response: The Fund advises the staff that updated audited financial statements for the fiscal year ended June 30, 2014 are included in Amendment No. 5, filed with this letter.

2.           Please include a new consent of the independent public accounting firm for the Fund regarding the Registration Statement.

Response:  The Fund advises the staff that a new consent of its independent public accounting firm is included in Amendment No. 5, filed with this letter.

Fees & Expenses Table

3.           The Offering Expenses line item and footnote 3 states that organizational and offering expenses will be capped at 2.0% while Note 4 to the Financial Statements states that

Larry L. Greene, Esq.
July 28, 2014

organizational and offering expenses will be capped at 5.0%.  Please resolve the inconsistency and confirm that the reimbursement will only be payable out of offering proceeds.  Please add this to the disclosure in footnote 3 to the fees and expenses table.

Response:   The Fund advises the Staff that the discrepancy is a result of an agreement by and between the Fund and the Adviser pursuant to which the Adviser agreed to waive reimbursement in excess of 2.0% of the gross proceeds from the offering.  This agreement was entered into after the date of the June 30, 2013 financial statements and thus is not reflected in Note 4 thereto.  The June 30, 2014 financial statements include a disclosure regarding the reimbursement waiver that resolves the inconsistency.  Additionally, the Fund advises the Staff that any reimbursement is payable out of the gross proceeds of the offering.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0472, Steven B. Boehm at (202) 383 – 0176, or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Cynthia R. Beyea

Cynthia R. Beyea

cc:           M. Grier Eliasek, Prospect Capital Management LLC
Stanton Eigenbrodt, Behringer Harvard Holdings, LLC